UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2000 and 1999                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2000 and 1999                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 2000                                                10

 Schedule of Reportable Transactions for the Year Ended
    December 31, 2000                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 3, 2001

                      Brown-Forman Corporation Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999

                                                          2000                                            1999
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                      $149,382,708             --      $149,382,708   $163,432,731             --       $163,432,731
   Investment contract and
    money market portfolios            28,434,562             --        28,434,562     26,645,017             --         26,645,017
   Brown-Forman Corporation
    Class B common stock                5,410,034             --         5,410,034      4,101,073             --          4,101,073
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                      183,227,304             --       183,227,304    194,178,821             --        194,178,821
Employers' contributions receivable     1,093,822             --         1,093,822      1,042,197             --          1,042,197
Employees' contributions receivable       524,613             --           524,613        668,077             --            668,077
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits    $184,845,739             --      $184,845,739   $195,889,095             --       $195,889,095
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2000 and 1999

                                                          2000                                            1999
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                       $  6,265,341             --      $  6,265,341   $  5,812,470             --       $  5,812,470
      Employee                          9,252,387             --         9,252,387      8,894,485             --          8,894,485
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                       15,517,728             --        15,517,728     14,706,955             --         14,706,955

   Interest income                      1,576,784             --         1,576,784      1,312,210             --          1,312,210
   Dividend income                      1,196,871             --         1,196,871      1,233,579             --          1,233,579
   Net appreciation in fair value           --                --             --        35,388,521             --         35,388,521
   Net transfers from Lenox,
    Incorporated Employee Savings
    and Investment Plan                   104,677             --           104,677        411,194             --            411,194
  Net transfers from Brown-Forman
    Winery Operations Savings Plan          7,090             --             7,090          --                --              --
  Net transfers from Hartmann
    Employee Savings and Investment
    Plan                                  359,793             --           359,793          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                  18,762,943             --        18,762,943     53,052,459             --         53,052,459
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by particpants          12,376,283             --        12,376,283      6,881,000             --          6,881,000
   Net depreciation in fair value      17,430,016             --        17,430,016          --                --              --
   Net transfers to Hartmann Employee
    Savings and Investment Plan             --                --             --           107,894             --            107,894
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                 29,806,299             --        29,806,299      6,988,894             --          6,988,894
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net increase (decrease)               (11,043,356)            --       (11,043,356)    46,063,565             --         46,063,565

Net assets available for benefits:
   Beginning of year                  195,889,095             --       195,889,095    149,825,530             --        149,825,530
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                       $184,845,739             --      $184,845,739   $195,889,095             --       $195,889,095
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all salaried employees of the Company and nonunion salaried and hourly employees of the Company's subsidiaries who have one year of service and are not members of a collective bargaining unit, except for employees of Lenox, Inc. and its division and certain employees of Fetzer, Jekel, and Sonoma-Cutrer Vineyards. The Plan was amended to include employees of Southern Comfort Properties, Inc., a subsidiary of the Company effective January 1, 2000, and non-union hourly employees of Blue Grass Mills, a division of the Company, effective January 1, 2001. An employee becomes eligible to participate in the Plan after the completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Employees may contribute to the Plan an amount of not less than 2% nor more than 10% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the calendar year, currently $10,500 ($10,000 in 1999). New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          Effective April 1, 1999, the Plan was amended to allow for non-highly compensated employees to contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation.

          The Company's matching contribution is equal to 100% of the participant's elective deferral for the first 2% of the participant's annual compensation and 75% of the participant's elective deferral for the next 3% of the participant's annual compensation. Effective January 1, 2001, for non-union hourly employees of Blue Grass Mills, the Company's matching contribution is equal to 50% of the participant's elective deferral up to 5% of the participant's annual compensation.

          Each participant's account is credited with the participant's contribution, the employer nonelective contribution, and an allocation of (i) the Company's matching contribution on a quarterly basis, and
          (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of
          (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $82,872 and $53,145 for 2000 and 1999, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2000                              1999
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

          Janus Worldwide Fund                  394,833     $22,450,207           330,710     $25,276,190
          Fidelity Magellan Fund                483,812      57,718,823           521,917      71,309,482
          Fidelity Equity-Income Fund           533,243      28,491,152           614,029      32,838,272
          Fidelity Growth Company               231,681      16,548,994           173,840      14,654,718
          Fidelity Retirement
           Money Market Portfolio            18,866,837      18,866,837        16,569,628      16,569,628
          Managed Income Portfolio            9,567,725       9,567,725        10,075,389      10,075,389
          Brown-Forman Corporation Class B
           Common Stock Fund                    491,375       5,410,034           430,785       4,101,073
          Other investments                     941,001      24,173,532           663,201      19,354,069
                                                            -----------                       -----------
                                                           $183,227,304                      $194,178,821
                                                            ===========                       ===========

       During 2000 and 1999, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2000                1999
                                         ----------          ----------
       Mutual funds                    $(18,597,882)        $35,811,614
       Brown-Forman Corporation
        Class B common stock              1,167,866           (423,093)
                                         ----------          ----------
                                       $(17,430,016)        $35,388,521
                                         ==========          ==========

4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 12, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company.

                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2000


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity    $  8,125,995
Janus Enterprise Fund           Mutual fund, variable rate and maturity       7,679,690
Janus Worldwide Fund            Mutual fund, variable rate and maturity      22,450,207
PIMCO Total Return Fund         Mutual fund, variable rate and maturity       2,169,167
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity      57,718,823
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity      28,491,152
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity      16,548,994
Fidelity Asset Manager*         Mutual fund, variable rate and maturity       5,102,464
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                18,866,837
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                            9,567,725
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity       1,096,216
Brown-Forman Corporation*       Class B common stock fund                     5,410,034
                                                                            -----------
                                                                           $183,227,304
                                                                            ===========

*Party-in-interest to the Plan


                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2000

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN

BY:



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 25, 2001

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 3, 2001 relating to the financial statements and supplemental schedules of the Brown-Forman Corporation Savings Plan as of and for the years ended December 31, 2000 and 1999 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2001
                                       13